                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2000

         Commission File Number 1-5725

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Quanex Corporation Hourly Bargaining Unit Employees Saving
                  Plan

         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Quanex Corporation
                  1900 West Loop South, Suite 1500
                  Houston, TX  77027

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

May 25, 2001

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                         DECEMBER 31,
                                                                 -----------------------------
                                                                     2000             1999
                                                                 ------------     ------------
Assets:
              Investments at fair value (see Note C)             $ 13,828,011     $  6,933,180

              Employee contributions receivable                       103,096           54,514

                                                                 ------------     ------------
Net assets available for benefits                                $ 13,931,107     $  6,987,694
                                                                 ============     ============


                       See notes to financial statements.

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                                DECEMBER 31,
                                                                       ------------------------------
                                                                           2000              1999
                                                                       ------------      ------------
Investment income:
              Interest and dividends                                   $    812,878      $    529,000
              Net appreciation (depreciation) in fair value
                of investments (see Note C)                                (937,078)          498,626
                                                                       ------------      ------------
                                                                           (124,200)        1,027,626

Employee contributions                                                    1,423,908           658,705
                                                                       ------------      ------------
                   Total additions                                        1,299,708         1,686,331
                                                                       ------------      ------------

Benefit payments                                                            491,247           399,163
Administrative fee (see Note D)                                                  12                --
                                                                       ------------      ------------
                   Total deductions                                         491,259           399,163
                                                                       ------------      ------------

Transfers between plans (see Note G)                                      6,134,964            (7,703)
                                                                       ------------      ------------

Increase in net assets available
  for benefits                                                            6,943,413         1,279,465

Net assets available for benefits:
              Beginning of year                                           6,987,694         5,708,229
                                                                       ------------      ------------
              End of year                                              $ 13,931,107      $  6,987,694
                                                                       ============      ============



                       See notes to financial statements.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             EIN: 38-1872178; PN 015

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               December 31, 2000

                                                         Shares/                           Current
                                                        Par Value          Cost             Value
                                                       ------------     ------------     ------------
*   Fidelity Puritan Fund                                    57,341     $  1,050,630     $  1,079,732
*   Fidelity Magellan Fund                                   36,176        4,038,951        4,315,771
*   Fidelity Contrafund                                      12,264          689,664          603,018
*   Fidelity Growth & Income Fund                            25,405        1,082,721        1,069,545
*   Fidelity Independence Fund                               62,121        1,709,501        1,367,275
*   Fidelity Overseas Fund                                    8,826          324,089          303,366
*   Fidelity Balanced Fund                                   14,648          226,599          222,504
*   Fidelity Blue Chip Fund                                   9,625          530,174          495,981
*   Fidelity Asset Manager Fund                                 239            4,364            4,024
*   Fidelity Low-Priced Stock Fund                            1,402           32,783           32,405
*   Fidelity Government Money Market Fund                 2,265,178        2,265,178        2,265,178
    Templeton Foreign Fund                                   11,422          116,454          118,101
    Neuberger & Berman Partners Trust Fund                      851           15,289           14,383
                                                                        ------------     ------------
                Total Mutual Fund Assets                                  12,086,397       11,891,283

*   Quanex Corporation unitized common stock                191,488        1,829,313        1,842,114
*   Fidelity Common/Commingled trust                         94,614           94,614           94,614

                                                                        ------------     ------------
                Total Investments                                       $ 14,010,324     $ 13,828,011
                                                                        ============     ============



* Party-in-Interest

                               QUANEX CORPORATION
                  HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


A.       DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which union hourly employees of the MACSTEEL divisions of the Company are eligible to participate after completing three months of active service. Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15 percent of their before-tax or after-tax compensation as defined by the Plan agreement.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based on individual participant account balances as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their contributions and the related earnings.

         (5) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation unitized common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses, except redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits. Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets.

                                                                December 31, 2000                 December 31, 1999
                                                             Shares           Amount           Shares           Amount
                                                          ------------     ------------     ------------     ------------
         Fidelity Puritan Fund                                  57,341     $  1,079,732           34,775     $    661,779
         Fidelity Magellan Fund                                 36,176        4,315,771           23,265        3,178,749
         Fidelity Contrafund                                    12,264          603,018            8,083          485,173
         Fidelity Growth & Income Fund                          25,405        1,069,545           15,408          726,660
         Fidelity Independence Fund                             62,121        1,367,275            1,036           26,791
         Fidelity Blue Chip Fund                                 9,625          495,981            7,572          455,135
         Fidelity Government Money Market Fund               2,265,178        2,265,178          787,206          787,206
         Quanex unitized common stock                          191,488        1,842,114           12,909          159,039

         During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

                                                   2000              1999
                                               ------------      ------------
         Fidelity mutual funds                 $ (1,435,579)     $    482,367
         Quanex unitized common stock               498,501            16,259
                                               ------------      ------------
                                               $   (937,078)     $    498,626
                                               ============      ============

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 2000 and 1999, the value of Quanex Corporation common stock held by the Plan was $1,842,114 and $159,039, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated April 25, 1997. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under
         Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.       TRANSFER OF ASSETS

         Account balances of the employees at MACSTEEL's Fort Smith, Arkansas facility who were covered by a collective bargaining agreement, which totaled $6,134,964, were transferred from the Quanex Corporation Employee Savings Plan on June 30, 2000.

         On December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. In plan year 1999, assets of the Plan attributable to the Tube Group employees in the amount of $7,703 were transferred to the new qualified savings plan established by Vision Metals, Inc.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



               Quanex Corporation Hourly Bargaining Unit Employees Savings Plan


Date: June 22, 2001                     /s/ Viren M. Parikh
                                        ---------------------------------------
                                        Viren M. Parikh, Benefits Committee

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

 23.1                    Independents Auditor's Consent